                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12b-25
                           NOTIFICATION OF LATE FILING

                                                      SEC FILE NUMBER: 001-15223
                                                       CUSIP NUMBER: 68386-P-105

[_] Form 10-K   [_] Form 20-F   [_] Form 11-K   [X] Form 10-Q
[_] Form N-SAR   [_] Form N-CSR

For Period Ended:  June 30, 2004

[_] Transition Report on Form 10-K
[_] Transition Report on Form 20-F
[_] Transition Report on Form 11-K
[_] Transition Report on Form 10-Q
[_] Transition Report on Form N-SAR

For the Transition Period Ended:  Not applicable

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I -- REGISTRANT INFORMATION

OptiCare Health Systems, Inc.
-----------------------------
Full Name of Registrant

N/A
---
Former Name if Applicable

87 Grandview Avenue
Waterbury, Connecticut 06708
----------------------------
Address of Principal Executive Office
City, State and Zip Code

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate) [X]

  ----- ---------------------------------------------------------------
   (a)  The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
  ----- ---------------------------------------------------------------
   (b)  The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form
        N-CSR, or portion thereof, will be filed on or before the
        fifteenth calendar day following the prescribed due date; or
        the subject quarterly report or transition report on Form
        10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
  ----- ---------------------------------------------------------------
   (c)  The accountant's statement or other exhibit required by Rule
        12b-25(c) has been attached if applicable.
  ----- ---------------------------------------------------------------

PART III -- NARRATIVE

State below in reasonable detail the reasons why the Forms 10-K, 20-F, 11-K,
10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

On July 1, 2004, the Registrant announced the review of its inventory resulting from an error in its accounting for inventory at its subsidiary, Wise Optical, and the expected restatement of its financial statements for the quarter ended
March 31, 2004. The Registrant, its audit committee and its independent registered public accounting firm are in the process of completing the review of the Registrant's inventory and the preparation of the Registrant's restated
financial statements for the quarter ended March 31, 2004. The outcome of the review and the restatement of the Registrant's financial statements for the quarter ended March 31, 2004 will materially impact disclosure in the
Registrant's Form 10-Q. The Registrant believes it would be prudent to allow a sufficient amount of time to complete the review of its inventory and the restatement of its financial statements for the quarter ended March 31, 2004 and to assess their impact on the disclosure in the Registrant's Form 10-Q before finalizing and filing the Registrant's Form 10-Q. As a result of these factors, the Registrant is unable, without unreasonable effort or expense, to finalize the disclosure in its Form 10-Q

by the filing deadline. The Registrant believes that it will be able to make the disclosure and file its Form 10-Q no later than the fifth calendar day following the filing deadline.

PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:

William A. Blaskiewicz
Vice President and Chief Financial Officer

(203) 596-2236
(Area Code) (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the
Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of
1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). [X] Yes [_] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? [X]
Yes [_] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Registrant anticipates that in its consolidated statement of operations for the quarter ended June 30, 2004, the Registrant will report total net revenues for the six months ended June 30, 2004 of approximately $60.3 million, down from approximately $63.4 million for the six months ended June 30, 2003. Total net revenues for the three months ended June 30, 2004 is estimated at approximately
$30.8 million, down from approximately $32.0 million for the three months ended
June 30, 2003. These decreases in total net revenues principally resulted from decreased revenues at Wise Optical and the Buying Group and lost revenues from terminated contracts related to Managed Vision. Loss from continuing operations for the six months ended June 30, 2004 is estimated at approximately $0.9 million, down from approximately $2.0 million for the six months ended June 30,
2003. Loss from continuing operations for the three months ended June 30, 2004 is estimated at approximately $0.1 million, down from approximately $2.2 million for the three months ended June 30, 2003. These decreases in loss from continuing operations principally resulted from the Registrant's efforts to improve operating results at Wise Optical and the resulting decrease in expenditures. Net loss to common stockholders for the six months ended June 30,
2004 is estimated at approximately $2.1 million, down from approximately $2.3 million for the six months ended June 30, 2003. Net loss to common stockholders for the three months ended June 30, 2004 is estimated at approximately $1.0 million, down from approximately $2.3 million for the three months ended June
30, 2003. These decreases in net loss to common stockholders principally resulted from the Registrant's efforts to improve operating results at Wise
Optical and the resulting decrease in expenditures.

OptiCare Health Systems, Inc. has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: August 17, 2004                By: /s/ William A. Blaskiewicz
                                     -----------------------------------------
                                     William A. Blaskiewicz
                                     Vice President and Chief Financial Officer